Exhibit 99.4

15 November 2013

The Manager

Australian Stock Exchange

Company Announcements Office

Level 4, Exchange Centre

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

Re: Results of 2013 Annual General Meeting

Resolution 1:

“That, for the purposes of section 250R(2) of the Corporations Act 2001 (Cth) and for all other purposes, the 2013 Remuneration Report as published in the Directors’ Report of the Annual Financial Report of the Company for the year ended 30 June 2013 be adopted.”

This resolution was passed unanimously by a show of hands.

Resolution 2:

“That, Lucy Turnbull, a director of the Company, who retires in accordance with the Company’s Constitution and, being eligible, offers herself for re-election, be re-elected as a director of the Company.”

This resolution was passed unanimously by a show of hands.

Resolution 3:

“That, Martin Rogers, a director of the Company, who retires in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a director of the Company.”

This resolution was withdrawn.

Resolution 4:

“That, Russell Howard, a director of the Company, who retires in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a director of the Company.”

This resolution was passed unanimously by a show of hands.

Prima BioMed Ltd, Level 7, 151 Macquarie Street NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

In accordance with Section 251AA of the Corporations Act, the following information is provided to the Australian Stock Exchange Limited for the proxy votes received for each resolution passed by members of Prima BioMed Ltd at the Annual General Meeting held on 15 November 2013:

Resolution	Total Number of Proxy Votes exercisable by proxies validly appointed	FOR	AGAINST	ABSTAIN	PROXY’S DISCRETION
1. Non-binding resolution to adopt Remuneration Report	132,748,033	122,255,119	10,322,556	2,129,276	170,358
2. Re-election of Director – Ms Lucy Turnbull, AO	162,271,362	83,985,151	6,221,896	847,510	72,064,315
3. Re-election of Director – Mr Martin Rogers (Resolution Withdrawn)	162,246,155	76,589,072	13,499,268	872,717	72,157,815
4. Re-election of Director – Dr Russell Howard	162,336,155	87,963,311	2,185,029	782,717	72,187,815

Yours faithfully,

Prima BioMed Ltd

Deanne Miller

General Counsel & Company Secretary

Prima BioMed Ltd, Level 7, 151 Macquarie Street NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889